UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Sunnova Energy International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86745K104
(CUSIP Number)

David Taylor

Newlight Partners LP

320 Park Avenue

New York, NY 10022

(212) 205-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Newlight Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.31%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 122,416,359 shares of common stock (“Common Shares”) outstanding as of October 23, 2023, as reported on the Issuer’s Form 10-Q filed October 26, 2023.

1.	Names of Reporting Persons Newlight GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.31%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 122,416,359 Common Shares outstanding as of October 23, 2023, as reported on the Issuer’s Form 10-Q filed October 26, 2023.

1.	Names of Reporting Persons Ravi Yadav
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.31%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based upon 122,416,359 Common Shares outstanding as of October 23, 2023, as reported on the Issuer’s Form 10-Q filed October 26, 2023.

Item 1. Security and Issuer

Amendment No. 1 (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on March 1, 2021 (the “Original Schedule 13D,” and together with Amendment No. 1, the “Schedule 13D”) with respect to the Common Shares, of Sunnova Energy International Inc. (the “Issuer”), whose principal executive offices are located at 20 Greenway Plaza, Suite 475, Houston, TX 77046.

Item 2. Identity and Background

Item 2 (a-c, f) of this Statement is hereby amended as follows:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Newlight Partners LP, a Delaware limited partnership (“Newlight Partners”);

(ii)	Newlight GP LLC, A Delaware limited liability company (“Newlight GP”); and

(iii)	Ravi Yadav, a citizen of the United States of America.

This Statement relates to Shares held directly by QSIP LP a Delaware limited partnership (“QSIP”) and SCI Partners LP, a Delaware limited partnership (“SCI”). Pursuant to an investment management agreement, QSIP and certain of its affiliates have delegated sole voting and dispositive power over the Convertible Notes (as defined herein) and the Shares to Newlight Partners. The general partner of Newlight Partners is Newlight GP. The controlling member of Newlight GP is Ravi Yadav. Mark Longstreth, an employee of Newlight Partners or one of its affiliates, serves on the Board of Directors of the Company.

The address of the principal business office of each of the Reporting Persons is c/o Newlight Partners LP, 320 Park Avenue, New York, NY 10022.

Item 5. Interest in Securities of the Issuer.

Item 5 (a - b) are hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D assume 122,416,359 Common Shares outstanding as of October 23, 2023, as reported on the Issuer’s Form 10-Q filed October 26, 2023. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 6,505,811 Common Shares, which represents approximately 5.31% of the total outstanding Common Shares.

There have been no other material changes to the information previously reported or transactions by the Reporting Persons in the past 60 days. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Common Shares referred to herein for purposes of the Act, or for any other purpose.

Item 5(e)

As a result of changes to control of the management company, David Wassong ceased to be attributed beneficial ownership of 5% of the reported securities.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1      Joint Filing Agreement, amended to reflect the changes referenced in Item 2 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Newlight Partners LP
By: Newlight GP LLC, its general partner

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact